

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Jeremy Henderson-Ross
General Counsel
Global Blue Group Holding AG
Zurichstrasse 38
8306 Bruttisellen, Switzerland

> **Re: Global Blue Group Holding AG**
> **Registration Statement on Form F-3**
> **Filed June 10, 2024**
> **File No. 333-280087**

Dear Jeremy Henderson-Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Xiaohui (Hui) Lin